CRESCENT ACQUISITION CORP

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, California 90025

March 4, 2019

VIA EMAIL & EDGAR

Paul Fischer

Staff Attorney

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Crescent Acquisition Corp (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-229718)

Dear Mr. Fischer:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-229718) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 6, 2019 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jonathan Ko of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5527 and that such effectiveness also be confirmed in writing.

Very truly yours,

Crescent Acquisition Corp

By:	/s/ Todd M. Purdy
Name: Todd M. Purdy
Title: Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Jonathan Ko, Esq.

cc:	Shearman & Sterling LLP
Harald Halbhuber, Esq.
Ilir Mujalovic, Esq.